

June 16, 2021

Reece Fulgham
Chief Financial Officer
MedMen Enterprises, Inc.
10115 Jefferson Boulevard
Culver City, CA 90232

      Re: MedMen Enterprises, Inc.
           Registration Statement on Form S-1
           Filed June 9, 2021
           File No. 333-256912

Dear Mr. Fulgham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Katherine J. Blair, Esq.